

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

Camille Farhat
Chief Executive Officer
RTI Surgical Holdings, Inc.
520 Lake Cook Road, Suite 315
Deerfield, Illinois 60015

> **Re: RTI Surgical Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 23, 2019**
> **File No. 333-231719**

Dear Mr. Farhat:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Thomas Jones at 202-551-3602 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Robert J. Grammig